EXHIBIT 21
Subsidiaries of Sun New Media, Inc.
Sun New Media, Inc. has the following subsidiary companies:
•	Global American Investments, Inc
•	SE Global Capital, Inc
•	SE Global Equities, Inc
•	Sun New Media Group Limited